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                       Securities and Exchange Commission

                                Washington, D.C.

                                Amendment No. 1

                                       to

                                    FORM T-3

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                       UNDER THE TRUST INDENTURE ACT 1939

                             Anker Coal Group, Inc.
       ------------------------------------------------------------------
                               (Name of Applicant)

             2708 Cranberry Square, Morgantown, West Virginia 26508
             ------------------------------------------------------
                    (Address of principal executive offices)

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

                    TITLE OF CLASS                                AMOUNT
14.25% Second Priority Senior Secured Notes due 2007
(PIK through April 1, 2000)                                     $13,129,000

 Approximate date of proposed public offering: As promptly as possible after the effective date of this application for qualification

                     Name and address of agent for service:
                              B. Judd Hartman, Esq.
                         Vice President of Legal Affairs
                             Anker Coal Group, Inc.
                              2708 Cranberry Square
                         Morgantown, West Virginia 26058

                                 With a copy to:
                             Meredith B. Cross, Esq.
                           Wilmer, Cutler & Pickering
                               2445 M Street, N.W.
                              Washington, DC 20037

The Company hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(i) of the Act, may determine upon the written request of the Company.


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                    CONTENTS OF APPLICATION FOR QUALIFICATION


                     The following exhibits, in addition to those filed as a part of the statement of eligibility and qualification of the Trustee:


              (i) Exhibit T3A -- Amended and Restated Certificate of Incorporation of Anker Coal Group, Inc. (incorporated by reference from Anker Coal Group's Form S-4/A (File No. 333-396457) filed with the Commission on February 10, 1998)


              (ii) Exhibit T3B -- First Restated and Amended Bylaws of Anker Coal Group, Inc. (incorporated by reference from Anker Coal Group's Form S-4/A (File No. 333-396457) filed with the Commission on February 10, 1998)

              (iii) Exhibit T3C -- Indenture, dated as of October 1, 1999, among Anker Coal Group, Inc., the guarantors listed on Schedule A thereto and The Bank of New York, as Trustee (incorporated by reference from Anker Coal Group's Form S-4 (File No. 333-92067) filed with the Commission on December 3, 1999).

              (iv)   Exhibit T3D -- Not applicable.

              (v) Exhibit T3E.1 -- Form of Offering Circular, subject to completion, dated as of February __, 2000.

              (vi) Exhibit T3E.2 -- Form of Letter of Transmittal, dated as of December __, 1999.*

              (vii) Exhibit T3E.3 -- Form of Notice of Guaranteed delivery, dated as of December __, 1999.*

              (viii) Exhibit T3F -- Cross-Reference Sheet*

              (ix) Exhibit 99 -- Form T-1 Statement of Eligibility of The Bank of New York under the First Indenture Act of 1939 with respect to the New Notes (incorporated by reference from Anker Coal Group's Form S-4 (File No. 333-92067) filed with the Commission on December 3, 1999).
              ---------------
              * Previously filed.

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                                    SIGNATURE


              Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Anker Coal Group, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunder affixed and attested, all in the City of Morgantown, and State of West Virginia, on the 10th day of February, 2000.


(SEAL)                                           ANKER COAL GROUP, INC.

                                                 By:  /s/ P. Bruce Sparks
                                                     ---------------------------
                                                         P. Bruce Sparks
                                                         President

Attest:       By:  /s/ B. Judd Hartman
                  ---------------------------
                      B. Judd Hartman
                      Secretary








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